UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

25 Wilton Road, Victoria

London

Greater London

SW1V 1LW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

On April 16, 2026, Diginex Limited (the “Company”), entered into a Sale and Purchase Agreement (the “Agreement”) with the several sellers party thereto (collectively, the “Sellers”), pursuant to which the Company agreed to acquire all of the issued and outstanding share capital of Resulticks Global Companies Pte. Limited and its subsidiaries (“Resulticks”).

The aggregate consideration is US$1.5 billion, payable entirely in equity through the issuance of 1,133,333,333 newly issued ordinary shares of the Company (the “Consideration Shares”) to the Sellers pro rata to their respective ownership at an average DGNX stock price of US$1.32 per share. The Consideration Shares will be issued with staggered lock-up restrictions with portions subject to customary transfer restrictions, registration rights and lock-up agreement to be entered into at closing.

Closing is subject to customary conditions, including required regulatory and third-party consents, shareholder approval for the share issuance, Nasdaq approval for the listing of the Consideration Shares, implementation of agreed governance changes, cancellation of substantially all outstanding founder warrants, and the absence of material adverse effects.

Following closing, the Company has agreed that 85% of any capital injections through to March 31, 2027 will be committed to funding to Resulticks up to US$200 million.

The Agreement contains customary representations and warranties, covenants regarding the conduct of the parties’ businesses prior to closing, and indemnification provisions subject to negotiated limitations.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as an exhibit to this report.

Exhibits

Exhibit No.	Description
10.1	Sale and Purchase Agreement, dated April 16, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: April 21, 2026		/s/ Miles Pelham
	Name:	Miles Pelham
	Title:	Chairman